(d)(2)(C)(i)

June 1, 2018

Diane H. Rzepecki, AIF®

National Accounts Manager, Investment-Only

Columbia Threadneedle Investments

225 Franklin Street, Routing:  BX28/09516

Boston, MA  02110

Dear Ms. Rzepecki:

On Thursday, March 15, 2018, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the merger of Voya Multi-Manager Large Cap Core Portfolio (the “Portfolio”) with and into Voya Index Plus LargeCap Portfolio, a series of Voya Variable Portfolios, Inc. (the “Merger”).  This letter is to inform you that the Sub-Advisory Agreement, dated May 1, 2017, with Columbia Management Investment Advisers, LLC (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective at the close of business on August 17, 2018.

Pursuant to Section 16, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Trust upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.  We note that this notice does not affect the Sub-Advisory Agreement with respect to VY® Columbia Contrarian Core Portfolio (“Columbia Contrarian Portfolio”) and VY® Columbia Small Cap Value II Portfolio, each a series of Voya Partners, Inc., which remain subject to their Sub-Advisory Agreement with Voya Investments, LLC.  With respect to Columbia Contrarian Portfolio, we will amend the Sub-Advisory Agreement, effective upon the Merger, subject to shareholder approval, as of the close of business on August 24, 2018, to remove the footnote with respect to aggregation with the Portfolio.  We will send the amendment to you for signature under a separate cover.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investors Trust